CITI    1

FOIA Confidential Treatment Requested by Citigroup Inc.

March 4, 2008

Kevin W. Vaughn

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

RE:         Citigroup Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 23, 2007

File No. 001-09924

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the Staff and one that we consider in all our filings.  This letter sets forth the responses of Citigroup to the comments of the staff of the U.S. Securities and Exchange Commission (SEC) contained in your letter dated January 22, 2008.

Form 10-K

Note 4, Business Segments, page 120

1.                                       We note your response to our prior comment 3 in your letter dated December 14, 2007.  Please address the following:

•                  In footnote 6 to the table on page 3, and in numerous other similar tables throughout Management’s Discussion and Analysis, define Return on Risk Capital as annualized income from continuing operations divided by average risk capital.  Therefore, it appears that the most analogous GAAP measure is Return on GAAP Capital, and that your calculation of Return on Risk Capital can be reconciled to that measure.  Please revise your disclosure to reconcile the amounts adjusted from your GAAP capital to arrive at your Risk Capital figure, or provide additional information as to why you are unable to do so.

•                  Similarly, in footnote 6 to the table on page 3, and in numerous other similar tables throughout Management’s Discussion and Analysis, you define Return on Invested Capital as income adjusted to exclude a net internal charge

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

                         Citigroup levies on the goodwill and intangible assets of each business offset by each business’ share of the rebate of the goodwill and intangible asset charge.  Therefore, it appears that the most analogous GAAP measure is Return on GAAP Capital.  Therefore, please revise your disclosures to reconcile the amounts adjusted from both your GAAP income and your GAAP capital.

Citigroup’s Response:  As discussed in our prior letter responses and filings with the Commission, we believe the Return on Risk Capital and Return on Invested Capital, measures which are based on internal models, are not readily reconcilable to a GAAP equivalent.  Therefore, beginning with Citigroup’s 2007 Form 10-K, we have decided to stop reporting these non-GAAP measures in our Forms 10-K and 10-Q.

Note 23, Derivative Activities, page 148

2.                                       Please refer to our previous comments 5 and 6 in our letter dated October 23, 2007 and tell us the following additional information:

•                   For the floating rate available-for-sale debt securities hedging relationship for which you considered only r and r2, please tell us specifically if you believe you would have passed the slope and t-test if you had considered them as a part of your hedge effectiveness assessment methodology.

•                   If so, tell us the basis for this conclusion.

•                   If you do not have reason to believe you would have passed the slope and t-test for these hedge relationships, please tell us whether you believe the impact of not applying hedge accounting for these hedges would have been material to the annual and quarterly periods for the last three years.

•                   In the future, please include these outputs in evaluating each hedging relationship for which you use the regression analysis method of hedge effectiveness assessment.

Citigroup’s Response:  [***]

[***]                   The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

3.                                       Please address the following regarding your response to prior comment 8 from your letter dated December 14, 2007:

•                   It is not clear from your response to the bullet regarding your accounting for any dealer profit received whether the dealer profit is eliminated in consolidation for income statement purposes.  Please explain whether the limitations you described are purely geographical in nature or may result in double-counting on the income statement.  To the extent the latter situation is true, please tell us how you concluded the impact is immaterial to the annual and quarterly periods during the last three years.

Citigroup’s Response:  [***]

•                   To the extent you historically applied, or currently apply, the shortcut method to any relationship where cash is received or exchanged with an external counterparty, or where you recognize a dealer profit, please tell us how you determined that these relationships met the criteria of paragraph 68(b) of SFAS 133.

Citigroup’s Response:  [***]

[***]                   The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

4.                                       Please refer to your response to prior comment 16 from your letter dated December 14, 2007.  For the hedging instruments selected in your limited random sample, you state that you determined that the small daily changes in value are not quantitatively significant in the instances where you failed the dollar offset ratio test due to a result outside of the 80-125% range.

•                   Please tell us how you determine that the failure of the dollar offset ratio test is solely due to the “law of small numbers”.

•                   To the extent you determined that the failure was solely due to the “law of small numbers”, please tell us the nature and results of those procedures. Additionally, please tell us whether these procedures were considered upfront as part of your hedge documentation.

•                   To the extent that you have not determined that the failure was solely due to the “law of small numbers”, please provide additional information regarding the materiality of the instances where you continued to apply hedge accounting when you failed the dollar offset ratio.

Citigroup’s Response:  [***]

[***]                   The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

5.                                       Please refer to subsection E.iii of the documentation included in Appendix A of your response letter dated December 14, 2007 and respond to the following:

•                   It appears in situations where reset/maturity dates are different but “similar”, you have an inherent expectation that the reset dates will realign in either one, three, or six months. Please tell us your basis for this expectation, and how you verify that the reset dates really do realign in the future for purposes of evaluating effectiveness.

Citigroup’s Response:  [***]

[***]                   The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

•                   Please tell us whether you have ever changed your forecasted transaction in order to better align your cash flow pools with the related hedging instruments.

Citigroup’s Response:  [***]

6.             Please tell us the following for each type of hedged forecasted transaction:

•                   Whether you have missed any of your forecasts (i.e. had more notional amounts of hedging transactions than actual hedgeable forecasted transactions); and if so, the number of times and frequency;

Citigroup’s Response:  [***]

•                   Whether you consider “short-term conditions” where you do not have a cash flow pool, as noted in subsection H of the documentation included in Appendix A of your response letter dated December 14, 2007, to be missed forecasted transactions;

Citigroup’s Response:  [***]

[***]                   The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

•                   Whether you have ever changed the forecasted transaction (example the “tagged or corresponding pool” or the key characteristics of items included within a pool) of an established hedge; and

Citigroup’s Response:  [***]

•                   If so, how you considered the off-market components of the swap at the time of de-designation and re-designation.

Citigroup’s Response:  [***]

Form 10-Q for the Periods Ended September 30, 2007

Third Quarter Management Summary, page 5

7.                                       You disclose here that the change in your credit costs was affected by several factors, including a change in your estimate of loan losses inherent in the portfolio but not yet visible in delinquencies.  Please revise your future filings to quantify the impact of the factors which materially affected it.  To the extent the change in estimate is material, please revise to provide the disclosures required by paragraph 22 of SFAS 154.

Citigroup’s Response:  We included the following language in the “Credit Reserves” section of the “Events in 2007” in the MD&A of our 2007 Form 10-K:

“The $5.0 billion build in U.S. Consumer reflected a weakening of leading credit indicators including delinquencies on first and second mortgages and

[***]                   The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

deterioration in the housing market (approximately $3.0 billion), a downturn in other economic trends including unemployment and GDP, as well as the impact of housing market deterioration, affecting all other portfolios ($1.3 billion), and a change in the estimate of loan losses inherent in the portfolio, but not yet visible in delinquency statistics (approximately $700 million).

The $1.3 billion build in International Consumer included a change in estimate of loan losses inherent in the portfolio but not yet visible in delinquency statistics (approximately $600 million), along with volume growth and credit deterioration in certain countries. With the exception of Mexico, Japan and India, the International Consumer credit environment remained generally stable.

The build of $715 million in Markets & Banking primarily reflected a slight weakening in overall portfolio credit quality, as well as loan loss reserves for specific counterparties. The loan loss reserves for specific counterparties include $327 million for subprime-related direct exposures.

During 2007, the Company changed its estimate of loan losses inherent in the Global Consumer portfolio that were not yet visible in delinquency statistics. The changes in estimate were accounted for prospectively in accordance with FASB Statement No. 154, “Accounting Changes and Error Corrections” (SFAS 154). For the quarter ended March 31, 2007, the change in estimate decreased the Company’s pretax net income by approximately $170 million, or $0.02 per diluted share. For the quarter ended June 30, 2007, the change in estimate decreased the Company’s pretax net income by $240 million, or $0.03 per diluted share. For the quarter ended September 30, 2007, the change in estimate decreased the Company’s pretax net income by approximately $900 million, or $0.11 per diluted share.”

CAI’s Structured Investment Vehicles, page 7

8.                                       We note your response to comment two from our letter dated October 23, 2007 whereby you state that you had no contractual or implicit guarantees to support the SIVs’ commercial paper and medium-term notes, beyond the $10 billion of committed liquidity disclosed in your third quarter Form 10-Q.  In light of that $10 billion commitment as of September 30, 2007 and your subsequent commitment in December 2007, which you state was important in order to support the senior debt instruments issued by SIVs and to avoid a ratings downgrade and its market implications, please address the following:

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

•                   Please tell us whether you believe you had an implicit variable interest in the form of a liquidity guarantee since inception of each of the seven SIVs, and the basis for your conclusion.

Citigroup’s Response:  [***]

•                   To the extent you did not believe an implicit variable interest existed since inception of the SIV:

a.               Please tell us how you concluded that your liquidity commitment of $10 billion, which you were not contractually obligated to provide, was not evidence of a further implicit guarantee existing as of September 30, 2007.

Citigroup’s Response:  [***]

[***]                   The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

b.              Given the apparent similarity between the FIN 46R methodology used at December 13, 2007 and your hypothetical FIN 46R analysis at September 30, 2007 (where you assumed you might purchase all of the commercial paper and medium-term notes of the SIVs), please tell us what facts or assumptions changed that caused you to conclude you had become the primary beneficiary of the SIVs as of December 13, 2007.

Citigroup’s Response: [***]

c.               If the hypothetical FIN 46R methodology conducted as of September 30, 2007 differed from the methodology used at December 13, 2007, please explain those differences.

Citigroup’s Response: [***]

[***]      The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

d.              Please tell us whether your conclusions regarding whether you were the primary beneficiary at the inception of the SIV would have changed had you originally concluded this implicit guarantee existed at inception and September 30, 2007.

Citigroup’s Response: [***]

•                   We note your response indicated that one of the factors that was considered in your September 30, 2007 FIN 46R analysis was the planned orderly sale of the SIVs’ assets to wind down the SIVs. Please elaborate on what is meant by the “planned orderly sale of assets” and how it impacted your expected loss calculations.

[***]      The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

Citigroup’s Response: [***]

9.                                       We note your response to comment two from our letter dated October 23, 2007 regarding the collateralized debt obligations (CDO) transactions you underwrote. You state that you began purchasing outstanding commercial paper in anticipation of the exercise of the liquidity puts issued to commercial paper investors. Please tell us:

•                   Whether you considered the liquidity puts to be variable interests at inception of the CDO transactions. If so, how those variable interests impacted the primary beneficiary calculation at inception and at each reconsideration event.

Citigroup’s Response: [***]

[***]      The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

•                   How you concluded that you do not have an implicit variable interest in the CDOs you underwrote and the basis for your conclusion.

Citigroup’s Response: [***]

•                   Additionally, please tell us whether you have purchased any additional commercial paper, or provided any other liquidity facilities, to these CDO transactions that you were otherwise not contractually obligated to provide.

Citigroup’s Response: [***]

10.                              We note your response to comment two from our letter dated October 23, 2007 regarding your other SPE structures that issue commercial paper that may be held by money market funds. You state that these SPE structures would not face an issue regarding rating agency credit downgrades to senior debt positions because of the liquidity facilities in place since inception of the SPE structures. Please elaborate on the nature of the liquidity facilities that support these other SPE structures. Specifically, please tell us the general terms of the facilities, whether you are a party to any of these liquidity facilities, the amount of the facilities (as compared to the SPE structures assets) and whether the facilities require the liquidity provider to purchase assets from the SPE structure, or purchase commercial paper or other securities.

Citigroup’s Response: [***]

[***]      The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

Citigroup Derivatives, page 30

11.                               We note your disclosures on page 30 regarding your exposure to credit derivatives, and specifically the 82% increase in notional value of credit derivatives from December 31, 2006 to September 30, 2007 to a total of $3.5 trillion. To the extent material and applicable, please revise your future filings to address the following regarding your credit derivatives:

a.                                       For each the notional and fair value amount of your credit derivatives as of the balance sheet dates presented, please quantify the extent to which the positions held in your credit derivatives portfolio represent a purchase of credit default protection versus a sale of credit default protection, as well as the types of instrument used (e.g., total rate of return swap, credit default swap, or other credit derivative). Within these two categories of protection sold and purchased, please separately quantify the extent to which the derivative activity was for the following purposes:

•                   Provide default risk protection to offset credit exposure to your holdings of the related reference entity’s debt in your loan portfolio, investment portfolio, or loan commitments outstanding;

•                   Create new credit exposures taken for the benefit of your clients; and

•                   Provide an offset to credit exposure taken for the benefit of clients.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

b.                                      Please revise to discuss your maximum exposure for your credit derivatives portfolio and more clearly identify for the reader the nature of the exposure under these contracts.

c.                                       Separately quantify the gross realized gains and losses from your credit derivative activity.

d.                                      Consider discussing the settlement triggers that are typical to the swap contracts in your credit derivatives portfolio. To the extent that the nature of the triggers varies within your portfolio, discuss that fact accordingly.

e.                                       Discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

f.                                         Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant increases in the notional amounts as well as the reasons for the changes in the fair values of the swaps. Discuss any expected changes to those trends.

g.                                      Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit derivatives, and considering quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

h.                                      Discuss, in general terms, the potential impact to Citigroup should one of the counterparties to the credit derivatives contract experience a downgrade in their credit rating.

Citigroup’s Response: We have added the following additional disclosures to our “Citigroup Derivatives” section in the MD&A of our 2007 Form 10-K regarding our use of credit derivatives (the credit derivatives section in the tables below has been shaded for easier reference):

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

CITIGROUP DERIVATIVES

Notionals (1)

In millions of dollars	Trading Derivatives (2)		Asset/Liability Management Hedges (3)
As of December 31	2007	2006	2007	2006
Interest rate contracts
Swaps	$16,433,117	$14,196,404	$521,783	$561,376
Futures and forwards	1,811,599	1,824,205	176,146	75,374
Written options	3,479,071	3,054,990	16,741	12,764
Purchased options	3,639,075	2,953,122	167,080	35,420
Total interest rate contract notionals	$25,362,862	$22,028,721	$881,750	$684,934
Foreign exchange contracts
Swaps	$1,062,267	$722,063	$75,622	$53,216
Futures and forwards	2,795,180	2,068,310	46,732	42,675
Written options	653,535	416,951	292	1,228
Purchased options	644,744	404,859	686	1,246
Total foreign exchange contract notionals	$5,155,726	$3,612,183	$123,332	$98,365
Equity contracts
Swaps	$140,256	$104,320	$—	$—
Futures and forwards	29,233	36,362	—	—
Written options	625,157	387,781	—	—
Purchased options	567,030	355,891	—	—
Total equity contract notionals	$1,361,676	$884,354	$—	$—
Commodity and other contracts
Swaps	$29,415	$35,611	$—	$—
Futures and forwards	66,860	17,433	—	—
Written options	27,087	11,991	—	—
Purchased options	30,168	16,904	—	—
Total commodity and other contract notionals	$153,530	$81,939	$—	$—
Credit derivatives (4)
Citigroup as the Guarantor:
Credit default swaps	$1,755,440	$922,405	$—	$—
Total return swaps	12,121	21,607	—	—
Credit default options	276	—	—	—
Citigroup as the Beneficiary:	—	—	—	—
Credit default swaps	1,890,611	989,305	$—	$—
Total return swaps	15,895	11,582	—	—
Credit default options	450	81	—	—
Total credit derivatives	$3,674,793	$1,944,980	—	—
Total derivative notionals	$35,708,587	$28,552,177	$1,005,082	$783,299

Mark-to-Market (MTM) Receivables/Payables

In millions of dollars	Derivatives Receivables—MTM		Derivatives Payables—MTM
As of December 31	2007	2006(5)	2007	2006(5)
Trading Derivatives (2)
Interest rate contracts	$269,400	$168,872	$257,329	$168,793
Foreign exchange contracts	77,942	52,297	71,991	47,469
Equity contracts	27,934	26,883	66,916	52,980

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

March 4, 2008

In millions of dollars	Derivatives Receivables—MTM		Derivatives Payables—MTM
As of December 31	2007	2006(5)	2007	2006(5)
Commodity and other contracts	8,540	5,387	8,887	5,776
Credit derivatives:
Citigroup as the Guarantor:	4,967	10,835	73,103	4,055
Citigroup as the Beneficiary:	78,426	3,234	11,191	11,026
Total	$467,209	$267,508	$489,417	$290,099
Less: Netting agreements, cash collateral and market value adjustments	(390,328)	(217,967)	(385,876)	(215,295)
Net Receivables/Payables	$76,881	$49,541	$103,541	$74,804
Asset/Liability Management Hedges (3)
Interest rate contracts	$8,529	$1,801	$7,176	$3,327
Foreign exchange contracts	1,634	3,660	972	947
Total	$10,163	$5,461	$8,148	$4,274

(1)          Includes the notional amounts for long and short derivative positions.

(2)          Trading Derivatives include proprietary positions, as well as hedging derivatives instruments that do not qualify for hedge accounting in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133).

(3)          Asset/Liability Management Hedges include only those end-user derivative instruments where the changes in market value are recorded to other assets or other liabilities.

(4)        Credit Derivatives are off-balance-sheet arrangements designed to allow one party (the “beneficiary”) to transfer the credit risk of a “reference asset” to another party (the “guarantor”). These arrangements allow a guarantor to assume the credit risk associated with the reference assets without directly purchasing it. The Company has entered into credit derivatives positions for purposes such as risk management, yield enhancement, reduction of credit concentrations, and diversification of overall risk.

(5)          Reclassified to conform to the current period’s presentation.

“Credit Derivatives

The Company makes markets in and trades a range of credit derivatives, both on behalf of clients as well as for its own account. Through these contracts the Company either purchases or writes protection on either a single-name or portfolio basis. The Company uses credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined events (settlement triggers). These settlement triggers are defined by the form of the derivative and the referenced credit and are generally limited to the market standard of failure to pay on indebtedness and bankruptcy of the reference credit and, in a more limited range of transactions, debt restructuring. Credit derivative transactions referring to emerging market reference credits will also typically include additional settlement triggers to cover the acceleration of indebtedness and the risk of repudiation or a payment moratorium. In certain transactions

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Kevin W. Vaughn

March 4, 2008

on a portfolio of referenced credits or asset-backed securities, the seller of protection may not be required to make payment until a specified amount of losses have occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

The following tables summarize the key characteristics of the Company’s credit derivative portfolio by activity, counterparty and derivative form as of December 31, 2007 and December 31, 2006:”

2007:

	Market Values		Notionals
In millions of dollars	Receivable	Payable	Beneficiary	Guarantor
Credit portfolio	$626	$129	$91,228	$—

Dealer/client	82,767	84,165	1,815,728	1,767,837

Total	$83,393	$84,294	$1,906,956	$1,767,837

Bank	$14,784	$21,023	$609,088	$600, 866
Broker-dealer	12,799	15,960	236,137	207,032
Monoline	5,044	88	15,064	1,243
Non-financial	220	331	3,754	4,181
Insurance and other financial institutions	50,546	46,892	1,042,913	954,515
Total	$83,393	$84,294	$1,906,956	$1,767,837

Credit default swaps and options	$82,752	$83,015	$1,891,061	$1,755,716
Total return swaps and other	641	1,279	15,895	12,121
Total	$83,393	$84,294	$1,906,956	$1,767,837

2006:

	Market Values		Notionals
In millions of dollars	Receivable	Payable	Beneficiary	Guarantor
Credit portfolio	$43	$130	$44,777	$4,964
Dealer/client	14,026	14,951	956,191	939,048
Total	$14,069	$15,081	$1,000,968	$944,012

Bank	$7,342	$7,767	$545,851	$504,419
Broker/dealer	5,186	5,380	339,479	314,261
Monoline	4	15	3,726	290
Non-financial	135	495	10,535	23,039
Insurance and other financial institutions	1,402	1,424	101,377	102,003
Total	$14,069	$15,081	$1,000,968	$944,012

Credit default swaps and options	$13,898	$14,588	$989,386	$922,405
Total return swaps and other	171	493	11,582	21,607
Total	$14,069	$15,081	$1,000,968	$944,012

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Kevin W. Vaughn

March 4, 2008

“The market values shown are prior to the application of any netting agreements, cash collateral, and market or credit value adjustments.

The Company actively participates in trading a variety of credit derivatives products as both an active two-way market-maker for clients and to manage credit risk. During 2007, Citigroup and the industry experienced a material increase in trading volumes. The volatility and liquidity challenges in the credit markets during the third and fourth quarters drove derivatives trading volumes as credit derivatives became the instrument of choice for managing credit risk. The majority of this activity was transacted with other financial intermediaries, including both banks and broker-dealers. During 2007 the total notional amount of protection purchased and sold increased $906 billion and $824 billion, respectively, and by various market participants. The total market value increase of $69 billion for each protection purchased and sold was primarily due to an increase in volume growth of $63 billion and $62 billion, and market spread changes of $6 billion and $7 billion for protection purchased and sold, respectively. The Company expects to continue actively operating in the credit derivative markets.

The Company generally has a mismatch between the total notional amounts of protection purchased and sold, and it may hold the reference assets directly rather than entering into offsetting credit derivative contracts as and when desired. The open risk exposures from credit derivative contracts are largely matched after certain cash positions in reference assets are considered and after notional amounts are adjusted, either to a duration-based equivalent basis, or to reflect the level of subordination in tranched structures.

The Company actively monitors its counterparty credit risk in credit derivative contracts. Approximately 77% of the gross receivables as of December 31, 2007 is from counterparties with which the Company maintains collateral agreements. A majority of the Company’s top 15 counterparties (by receivable balance owed to the Company) are banks, financial institutions or other dealers. Contracts with these counterparties do not include ratings-based termination events. However, counterparty rating downgrades may have an incremental effect by lowering the threshold at which the Company may call for additional collateral. A number of the remaining significant counterparties are monolines. See page 55 for a discussion of the Company’s exposure to monolines. The master agreements with these monoline insurance counterparties are generally unsecured, and the few ratings-based triggers (if any) generally provide the ability to terminate only upon significant

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Kevin W. Vaughn

March 4, 2008

downgrade. As with all derivative contracts, the Company considers counterparty credit risk in the valuation of its positions and recognizes credit valuation adjustments as appropriate. Recent reports and credit agency actions and announcements suggest that ratings downgrades of one or more monoline insurers are being contemplated.”

*********

In connection with responding to your comments, we acknowledge that Citigroup is responsible for the adequacy and accuracy of the disclosures in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

Gary Crittenden

Chief Financial Officer